EXHIBIT 99.6

FORM OF STOCK OPTION AGREEMENT FOR OPTIONS ISSUED OUTSIDE OF PLAN

Stock Option No.

BRIDGEPOINT EDUCATION, INC.
STOCK OPTION AGREEMENT

THIS AGREEMENT is effective as of February     , 2006 (“Date of Grant”), between Bridgepoint Education, Inc., a Delaware corporation (the “Company”), and                                   , (the “Optionee”).

RECITALS

In consideration for the Optionee’s services, the Company desires to grant to Optionee certain options to purchase shares of the Company’s common stock (“Stock”) upon the terms and conditions hereinafter set forth.

AGREEMENT

In consideration of the mutual obligations contained herein, it is hereby agreed:

1.                                       Grant of Options.  The Company hereby grants to the Optionee stock options to purchase from the Company Time Vested Options for                      shares of Stock, Performance Vested Options for                      shares of Stock and Exit Options for                       shares of Stock at the price of $           per share.

2.                                       Exercise of Option.  Subject to the other conditions set forth in this Agreement, all or part of these options may be exercised prior to their expiration at the time or times that they become vested pursuant to Vesting Schedule below; provided, however, the Optionee shall cease vesting in these options on the Optionee’s Termination Date.

Vesting Schedule:

Time Vested Options

Subject to Optionee’s continued Service, as defined in Section 4 herein, Optionee’s Time Vested Options shall vest as to (i) 25% of the Shares underlying such Time Vested Options on the one-year anniversary of the date of grant, (ii) as to an additional 2% of the Shares underlying such Time Vested Options on each monthly anniversary of the date of grant over the subsequent 33-month period following such one-year anniversary of the date of grant, and (iii) an additional 3% of the Shares underlying such Time Vested Options on each of the 46th, 47th and 48th monthly anniversary of the date of grant; provided, however, in the event that Optionee’s Service is terminated by the Company without Cause or as a result of his or her death or Disability, on the date of such termination, an additional number of Time Vested Options shall vest equal to the number of Time Vested Options that would otherwise have vested (solely as a result of the passage of time) within the 12-month period immediately following the date of such termination.

Performance Vested Options

Except as provided in Section 14.2 herein, for each fiscal year of the Company beginning with fiscal year 2005 and ending with fiscal year 2008, 25% of the Shares underlying the Performance Vested Options granted to Optionee shall be eligible to become vested and exercisable, to the extent that the Company’s actual performance for any fiscal year results in achievement of the Annual Performance Targets for such fiscal year. If in any fiscal year that either the Annual EBITDA Target or the Annual Revenue Target is not achieved (a “Missed Fiscal Year”), but in any subsequent fiscal year the Company’s cumulative EBITDA and revenue performance from and including fiscal year 2005 results in achievement of the Cumulative Performance Targets, Performance Vested Options otherwise eligible to vest during the Missed Fiscal Year(s) shall vest. All Performance Vested Options which have not vested in accordance with this paragraph shall expire as of Optionee’s termination of Service, as defined in Section 4 herein; provided, however, if Optionee’s termination of Service is as a result of his or her death or Disability, notwithstanding Section 4 herein, the Performance Vested Options eligible to vest in the fiscal year in which such termination occurs shall remain outstanding until such time that achievement of the Annual Performance Targets is determined, and to the extent achieved, such Performance Vested Options shall vest as if Optionee had remained in Service through the date of such determination, and for purposes of Section 4 herein, with respect to such Performance Vested Options only, the date of termination of Service shall be deemed to be the applicable vesting date.

Definitions for Performance Vested Options	“Annual EBITDA Target” means:
(a) for fiscal year 2005, ($7,430,000) or greater;
(b) for fiscal year 2006, ($238,000) or greater;
(c) for fiscal year 2007, $3,920,000; and
(d) for fiscal year 2008, $5,880,000;
provided, however, that the Annual EBITDA Target shall be subject to adjustment if the Company is required to secure equity funding in excess of $2.2 million following the first quarter of 2006.

“Annual Performance Targets” means, collectively, the Annual EBITDA Target and the Annual Revenue Target.

“Annual Revenue Target” means:
(a) for fiscal year 2005, $7,871,000;
(b) for fiscal year 2006, $21,808,000;
(c) for fiscal year 2007, $39,879,000; and
(d) for fiscal year 2008, $49,000,000;

provided, however, that the Annual Revenue Target shall be subject to adjustment if the Company is required to secure equity funding in excess of $2.2 million following the first quarter of 2006.

“Cumulative EBITDA Target” means:
(a) for fiscal year 2005, ($7,430,000) or greater;
(b) for fiscal year 2006, ($7,668,000) or greater;
(c) for fiscal year 2007, ($3,748,000); and
(d) for fiscal year 2008, $2,132,000;
provided, however, that the Cumulative EBITDA Target shall be subject to adjustment if the Company is required to secure equity funding in excess of $2.2 million following the first quarter of 2006.

“Cumulative Performance Targets” means, collectively, the Cumulative EBITDA Target and the Cumulative Revenue Target.

“Cumulative Revenue Target” means:
(a) for fiscal year 2005, $7,871,000;
(b) for fiscal year 2006, $29,679,000;
(c) for fiscal year 2007, $69,558,000; and
(d) for fiscal year 2008, $118,558,000;
provided, however, that the Cumulative Revenue Target shall be subject to adjustment if the Company is required to secure equity funding in excess of $2.2 million following the first quarter of 2006.

“EBITDA” means, net income plus, without duplication and to the extent deducted in determining such consolidated net income, the sum of (i) consolidated interest expense (net of any interest income), (ii) consolidated provisions for taxes based on income, profits or capital and commercial activity (or similar taxes) for such period, (iii) all amounts attributable to depreciation and amortization for such period, in each case, determined in accordance with Generally Accepted Accounting Principles.

“Revenue” means, the sum of all net student tuition (excluding non-cash scholarships awards), matriculation fees, room and board and other charges recognized in accordance with Generally Accepted Accounting Principles.

Exit Options

Subject to Optionee’s continued Service, as defined in Section 4 herein, through the date of an Exit Event, and provided that the Exit Factor is equal to or in excess of four, a number of Optionee’s Exit Options shall vest on such Exit Event equal to the aggregate number of Shares underlying such Exit Options multiplied by the Warburg Exit Percentage. All Exit Options which have not otherwise vested in connection with a Change of

Control due to the fact that the Exit Factor is not equal to or in excess of four (or have previously vested upon a prior Exit Event) shall expire as of the date of such Change in Control. All Exit Options which have not vested in accordance with this paragraph shall expire as of the date of Optionee’s termination of Service.

Definitions for Exit Options

“Change in Control” means: (i) a change in ownership or control of the Company effected through a transaction or series of related transactions (other than an offering of Company’s securities to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act), other than an Affiliate of the Company or the Warburg Investors, directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; or (ii) the sale or conveyance of all or substantially all of the assets of the Company to a person who is not an Affiliate of the Company or the Warburg Investors.

“Exit Event” means a Change in Control or a Liquidity Event, as applicable.

“Exit Factor” means, with respect to any Exit Event, a fraction, the numerator of which is equal to the aggregate proceeds received by the Warburg Investors in connection with such Exit Event, excluding any amounts received as a result of the liquidation preference associated with such equity securities, if any, and the denominator of which is equal to the Warburg Exit Percentage multiplied by the aggregate purchase price paid by the Warburg Investors in connection with their purchase of equity in the Company.

“Liquidity Event” means the sale by the Warburg Investors of any portion of their equity securities of the Company to another person or group (other than any Warburg Investor or any Affiliate thereof) in which the Warburg Investors receive cash or marketable securities, and which does not otherwise constitute a Change in Control.

“Warburg Exit Percentage” means:
(a) in the case of a Liquidity Event, a percentage equal to 100 multiplied by the quotient of
(i) the aggregate amount of equity securities of the Company that the Warburg Investors sell in connection with such Liquidity Event (determined on a fully diluted basis), divided by

(ii) the aggregate amount of equity securities of the Company acquired by the Warburg Investors in connection with their purchase of equity in the Company, in each case, as adjusted for changes in capitalization; and

(b) in the case of a Change in Control, 100% less the sum of each Warburg Exit Percentage applicable to any Liquidity Event occurring prior to such Change in Control.

3.             Expiration of Option.  Subject to the provisions of Section 4 hereof, these options shall expire and all rights to purchase shares hereunder shall cease on ten (10) Years from Date of Grant (“Expiration Date”).

4.             Termination of Option.  In the event that the Optionee’s Service, as defined below, terminates for any reason other than due to a Disability (as defined below), death, or Cause, these options shall expire on the date that is three months following the Optionee’s termination of Service date (“Termination Date”), unless these options would expire pursuant to Section 3 at an earlier date in which case these options will expire on the earlier Expiration Date.  In the event that the Optionee’s Service terminates due to a Disability, these options shall expire on the date that is 12 months following the Optionee’s Termination Date, unless these options would expire pursuant to Section 3 at an earlier date in which case these options will expire on the earlier Expiration Date.  In the event that the Optionee should die while in Service, these options shall expire on the date that is 12 months after the Optionee’s death, unless these options would expire pursuant to Section 3 at an earlier date in which case these options will expire on the earlier Expiration Date.  In the event that the Optionee’s Service terminates for Cause, these options shall terminate on the Termination Date.  The term “Cause” shall have the meaning given to it in the Optionee’s employment or service agreement, if any, or if not so defined then the meaning given to in under California law, as interpreted by the Company.  The term “Disability” shall mean total and permanent disability as defined in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended (the “Code”).  “Service” shall mean the performance of services for the Company (or any of its Affiliates) by an employee, a member of the Board, or a Consultant, as determined by the Administrator in its sole discretion.

5.             Non-transferability of Option.  These options shall be non-transferable by the Optionee other than by will or by the laws of descent and distribution, and shall be exercisable during the lifetime of the Optionee only by the Optionee or the Optionee’s guardian or legal representative.  After the death of the Optionee, these options may be exercised prior to its termination by the Optionee’s legal representative, heir or legatee.  Upon any attempt to sell, transfer, assign, pledge, hypothecate or otherwise dispose of these options, or of any right or privilege conferred hereby, contrary to the provisions hereof, or upon any attempted sale under any execution, attachment or similar process upon the rights and privileges conferred hereby, these options and the rights and privileges conferred hereby shall immediately become null and void.  Until written notice of any permitted passage of rights under these options shall have been given to and received by the Board of Directors of the Company (the “Board”), the Company may, for all purposes, regard the Optionee as the holder of these options.

6.             Method of Exercise.  The rights granted under this Agreement may be exercised by the Optionee, or by the person or persons to whom the Optionee’s rights under this Agreement shall have passed under the provisions of Section 5 hereof, by delivering to the Board, written notice of the number of shares with respect to which the rights are being exercised, accompanied by this Agreement for appropriate endorsement by the Board, the Stockholders Agreement required by Section 8 hereof, such investment letter as may be required by Section 14 hereof, and payment of the exercise price for such shares.  No fewer than 100 shares (whole shares) may be purchased at one time, unless the number purchased is the total number at the time available for purchase under these options.  The consent of the Board must be obtained by the Optionee, and the Board shall not be obligated to give such consent, before the Optionee may exercise any of these options by delivery of consideration other than cash.

7.                                       Stockholders Agreement.  Notwithstanding any other provision of this Agreement to the contrary, the initial exercise of this option shall be further conditioned upon the execution and delivery by the Optionee and, if applicable, his/her spouse, of the Stockholders Agreement (in the form attached hereto as Exhibit A), to the extent not already a party thereto.  This provision shall terminate in the event of a “Qualified Public Offer,” defined as the closing of an underwritten public offering pursuant to an effective registration statement under the Act, covering the offer and sale of Stock for the account of the Company to the public generally in which the net proceeds to the Company are not less than $25 million, and in which the shares of Stock are designated for trading on the New York Stock Exchange, the Nasdaq National Market, or the American Stock Exchange.

7.1                                 Repurchase Rights Upon Termination of Employment.

7.1.1        If, prior to the date of a Qualified Public Offering, Optionee’s Service with the Company terminates for any reason, then at any time thereafter the Company shall have the right to repurchase the shares of Stock received pursuant to this Agreement at a per share price equal to the Repurchase Price, as defined below (the “Repurchase Right”).  The Repurchase Right shall be exercisable upon written notice to a Participant indicating the number of shares of Stock to be repurchased and the date on which the repurchase is to be effected, such date to be not more than thirty days after the date of such notice.  The certificates representing the shares of Stock to be repurchased shall be delivered to the Company prior to the close of business on the date specified for the repurchase.

7.1.2                        “Repurchase Price” shall mean, for the purpose of this Agreement:

(a)           on or following Optionee’s termination of Service other than by the Company for Cause, an amount equal to the Fair Market Value of the Shares on the date of repurchase; or

(b)           on or following Optionee’s termination of Service by the Company for Cause, the lesser of (A) the original purchase price (or Exercise Price) paid for such Shares, and (B) the Fair Market Value of the Shares on the date of repurchase.

7.1.3        If the Company exercises the Repurchase Right following a Participant’s termination of Service other than (A) by the Employer for Cause or (B) by a Participant’s voluntary resignation, the aggregate Repurchase Price shall be paid in a lump-sum at the time of repurchase.

7.1.4        If the Company exercises the Repurchase Right following a Participant’s termination of Service, (A) by the Company for Cause or (B) by such Participant, the Company shall be permitted to issue a promissory note equal to the aggregate Repurchase Price in lieu of a cash payment; provided, however, that such promissory note shall have a maturity date that does not exceed three years from the date of such repurchase, shall bear simple interest of not less than the “prime rate” in effect on the date of such repurchase, and shall be payable as to interest in equal monthly installments during the term of the note and as to principal on the maturity date.  The Company shall be permitted to assign the Repurchase Right to the Warburg Investors or any of its Affiliates that are stockholders of the Company at the time of such assignment.

8.             Regulatory Compliance.  The issuance of shares of Stock pursuant to this Agreement shall be subject to full compliance with all then applicable requirements of law and the requirements of any stock exchange or interdealer quotation system upon which the Stock may be listed or traded.

9.             Legends.  The certificates evidencing the Stock acquired upon exercise of an option may bear such legends as required by applicable securities laws and may refer to certain terms and conditions contained in the Optionee’s agreements with the Company.  The Company may place a stop transfer order with its transfer agent against the transfer of shares of Stock that do not bear the legends provided for above.

10.           Amendment or Termination.  This Agreement may be amended or terminated only by the written agreement of the Company and the Optionee.

11.           Tax Withholding.  As a condition to the exercise of these options, the Optionee shall make such arrangements as the Company may require for the satisfaction of any federal, state, local, or foreign tax withholding obligations that may arise in connection with such exercise.  The Optionee will pay to the Company an amount equal to the withholding amount (or the Company may withhold such amount from the Optionee’s salary) in cash.  At the Company’s election, the Optionee may pay the withholding amount with the Stock; provided, however, that payment in Stock shall be limited to the withholding amount calculated using the minimum statutory rates.

12.           Optionee of Shares.  Neither the Optionee nor the Optionee’s legal representative, legatee or distributee shall be, or be deemed to be, a holder of any shares of Stock subject to these options unless and until such person has been issued a certificate or certificates therefor.  No adjustment will be made for dividends or other rights for which the record date is prior to the date such stock certificate or certificates are so issued.

13.           Investment Covenant.  The Optionee further represents that the Optionee is acquiring these options for purposes of investment and not with a view to the distribution.  The Optionee represents and agrees that if the Optionee exercises any of these options in whole or in part at a time when there is not in effect under the Securities Act of 1933, as amended (the “Act”), a registration statement relating to the shares issuable upon exercise hereof and there is not available for delivery a prospectus meeting the requirements of Section 10(a)(3) of such Act, (i) the Optionee will acquire the shares upon such exercise for the purpose of investment and not with a view to the distribution thereof, (ii) if requested by the Company, upon each such exercise of these options, the Optionee will furnish to the Company an investment letter in form and substance satisfactory to the Company, (iii) if requested by the Company, prior to selling or offering for sale any such shares, the Optionee will furnish the Company with an opinion of counsel satisfactory to it to the effect that such sale may lawfully be made and will furnish it with such certificates as to factual matters as it may reasonably request, and (iv) certificates representing such shares may be marked with an appropriate legend describing such conditions precedent to sale or transfer.  Any person or persons entitled to exercise such option under the provision of Section 5 hereof shall furnish to the Company letters, opinions and certificates to the same effect as would otherwise be required of the Optionee.

14.           Changes in Capital Structure.

14.1                           Stock Dividends or Recapitalization.  In the event of any change in the outstanding Stock or in the capital structure of the Company by reason of a stock dividend, stock split, exchange of shares, recapitalization, subdivision or consolidation of shares, or other similar transaction effected without the receipt of consideration by the Company, the Board shall make appropriate adjustments to the purchase price of these options and to the kind and number of shares of Stock subject to these options, to the end that the Optionee’s proportionate interest shall be maintained as before the occurrence of such event.  Any such adjustment made by the Board shall be binding upon the Optionee.

14.2         Merger, Consolidation, Reorganization, Liquidation, Etc.  If the Company shall become a party to any corporate reorganization, merger, liquidation, spinoff, or agreement for the sale of substantially all of its assets and property, the Board shall attempt to make appropriate arrangements, which shall be binding upon the Optionee, for the substitution of new options for any unexpired options then outstanding under this Agreement, or for the assumption of any such unexpired options, to the end that the Optionee’s proportionate interest shall be maintained as before the occurrence of such event.  If the options granted hereunder are not substituted or assumed, then (i) the Time Vested Options shall expire on the effective date of such event and the Optionee shall have 21 days prior to the expiration date to exercise these options, and the Board shall notify the Optionee of the expiration date at least 21 days prior to such date; (ii) the Exit Options shall vest to the extent provided for under the Vesting Schedule under Section 2 herein, and all Exit Options that have not otherwise vested shall expire in accordance with the Vesting Schedule; and (iii) the Performance Vested Options shall vest to the extent the applicable transaction is an Exit Event and the Exit Factor is equal to or greater than four, but otherwise shall only vest to the extent that applicable performance targets, as described in the Vesting Schedule under Section 2 herein, have been achieved, and all Performance Vested Options that have not otherwise vested shall expire on the effective date of the applicable transaction.  Notwithstanding the foregoing, the Company may cancel all outstanding options effective as of the date of the applicable transaction and deliver to Optionee in lieu thereof the difference between the Fair Market Value of a Share on the date of the applicable transaction and the Exercise Price, multiplied by the number of vested Shares that Optionee would have received had Optionee exercised the Option.  For purposes of the preceding sentence, Optionee shall be deemed to be vested in a Share if such Share is not subject to the Company’s right to repurchase at its Exercise Price.  Notwithstanding anything in this Agreement to the contrary, unless Section 280G Approval, as defined below, has been obtained, no acceleration of vesting or payment shall occur under this Section 14.2 to the extent that such acceleration or payment would, after taking into account any other payments in the nature of compensation to which the Optionee would have a right to receive from the Company and any other Person contingent upon the occurrence of such Change in Control, result in a “parachute payment” as defined in Section 280G(b)(2) of the Code.  “Section 280G Approval” shall mean the stockholder approval obtained in compliance with the requirements of Code Section 280G(b)(5)(B), as amended, and any successor thereof, and the regulations or proposed regulations promulgated thereunder, as determined by the Board in its sole discretion.

15.           Nondisclosure.  Optionee acknowledges that the grant and terms of these options are confidential and may not be disclosed by the Optionee to any other person, including other employees of the Company, without the express written consent of the Board.  Any breach of this provision will be deemed to be a material breach of this Agreement.

16.           Governing Law.  This Agreement shall be governed by and interpreted in accordance with the internal laws of the State of Delaware.

17.           Severability.  In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the purposes and intents of this Agreement.

18.           Successors.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their legal representatives, heirs, and permitted successors and assigns.

19.           Rights to Future Employment.  Neither this Agreement nor the options hereunder confer upon the Optionee any right to continue in the Service of the Company, nor do they limit the right of the Company to terminate the Service of the Optionee at any time.

20.           Market Stand-Off.  In connection with any Qualified Public Offering, the Optionee shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any shares of stock acquired under this Agreement without the prior written consent of the Company or its underwriters.  Such restriction (the “Market Stand-Off”) shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriters.  In no event, however, shall such period exceed 180 days.  In the event of the declaration of a stock dividend, a spin-off, a stock split, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company’s outstanding securities without receipt of consideration, any new, substituted or additional securities which are by reason of such transaction distributed with respect to any shares subject to the Market Stand-Off, or into which such shares thereby become convertible, shall immediately be subject to the Market Stand-Off.  In order to enforce the Market Stand-Off, the Company may impose stop-transfer instructions with respect to the shares acquired under this Agreement until the end of the applicable stand-off period.  The Company’s underwriters shall be beneficiaries of the agreement set forth in this Section.  This Section shall not apply to shares registered in the public offering under the Act, and the Optionee shall be subject to this Section only if the directors and officers of the Company are subject to similar arrangements.

21.           Entire Agreement.  This Agreement constitutes the entire contract between the parties hereto with regard to the subject matter hereof.  It supersedes any other agreements, representations or understandings (whether oral or written and whether express or implied) which relate to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the Date of Grant.

OPTIONEE	BRIDGEPOINT EDUCATION, INC.

By:	By:
Name:	Name:	Andrew S. Clark
	Title:	Chief Executive Officer
Social Security Number